

Mail Stop 4631

August 10, 2017

<u>Via E-mail</u>
Carl J. Lukach
Executive Vice President
Univar, Inc.
3075 Highland Parkway, Suite 200
Downers Grove, Illinois 60515

> **Re:** **Univar, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 17, 2017**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2017**
> **Filed August 4, 2017**
> **File No. 1-37443**

Dear Mr. Lukach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2016</u>

<u>Selected Financial Data, page 40</u>

1.   In your letter dated July 29, 2016, you agreed to provide additional disclosure in your reconciliation of net (loss)/ income to Adjusted EBITDA related to the adjustment for pension mark to market actuarial gains/losses in periods in which such gains/losses are recognized. More specifically, you agreed to disclose what the adjustment represents,

clarify how you account for these actuarial gains and losses in your historical financial statements, and provide quantitative context for the actual and expected plan asset returns. Further, you agreed to disclose the actual return on plan assets amount and corresponding percentage that has been removed in arriving at the non-GAAP financial measure, as well as the expected return on plan assets amount and related percentage that is now reflected in the non-GAAP financial measure. However, we did not note this additional disclosure in your Form 10-K for the year ended December 31, 2016. Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Critical Accounting Estimates, page 63

Goodwill, page 63

2.   In light of the current prolonged drop in oil prices and consequential decrease in demand for certain products including high-value specialized blended products used in hydraulic fracking operations, you narrowed your product line and service offering by curtailing certain highly specialized products and services that were being produced and sold to oil and gas customers. As a result, you ceased operations at three production facilities and determined that a triggering event had occurred with respect to assessing the recoverability of your long lived assets. Your impairment analysis resulted in the recording of an impairment charge of $113.7 million related to intangible assets and $16.5 million related to property, plant and equipment compared to your operating income of $86.4 million and loss before income taxes of $79.6 million during the year ended December 31, 2016. Please tell us what consideration you gave to these same factors in your goodwill impairment analysis and how you were able to conclude that the fair value exceeded the carrying value for all reporting units with goodwill balances. Your explanation should identify and address the specific operating segments and reporting units that have oil and gas customers.

Definitive Proxy Statement

Compensation Discussion and Analysis

3.   You disclose that you benchmark compensation against the disclosed peer group. Please disclose the level at which you benchmark each element of compensation, as compared to the peer group, and discuss specifically how actual compensation compared to those benchmarks. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Carl J. Lukach
Univar, Inc.
August 10, 2017
Page 3

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Financial Statements

Note 4- Other Operating Expenses, Net, page 8

4.   You incurred $20.6 million of business transformation costs compared to your pre-tax income of $62.8 million for the six months ended June 30, 2017. The only disclosures provided related to these costs appear to be that they were incurred to support the transformation of the US business. We also note that you exclude these costs from your determination of Adjusted EBITDA. Please provide the disclosures required by ASC 420-10-50 and SAB Topic 5:P.4 related to these transformation costs. Please ensure your disclosures specifically address the nature of these costs including the transformation that you are referring to and whether you expect to incur additional costs related to this transformation.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters. You may contact Sergio Chinos, Staff Attorney, at (202) 551-7844, Jay Ingram, Legal Branch Chief, at (202) 551-3397, or me at (202) 551-3355 with any other questions.

                                                Sincerely,

                                                /s/ John Cash, *for*

                                                Terence O'Brien
                                                Branch Chief
                                                Office of Manufacturing and
                                                Construction